Exhibit 99.1

Press Release 6 May 2020 7:00 am CEST

Celyad Appoints Seasoned Industry Executives to Board

of Directors

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell-based therapies, today announced that Dr. Maria Koehler and Mr. Dominic Piscitelli have been appointed as independent members to its Board of Directors, effective as of March 24 and May 6, respectively.

“We are delighted to announce the appointment of Dr. Maria Koehler and Mr. Dominic Piscitelli to our Board of Directors given the tremendous industry experience and wealth of knowledge both will offer Celyad as we continue to build an oncology-focused organization rich with expertise,” said Filippo Petti, Chief Executive Officer of Celyad. “We look forward to Maria’s strategic advice as we continue to advance key elements of our developmental pipeline and expand on the clinical evidence supporting our CAR-T programs. In addition, Dominic’s broad financial, operational and strategic experience will provide the company with essential guidance as we look to build a competitive oncology business.”

Dr. Koehler said, “Celyad is at a pivotal moment in its history and I am excited to be joining the Board at this time. I look forward to bringing my experience as an oncologist with a broad understanding of drug development to Celyad and its robust pipeline of CAR-T candidates for the treatment of hematological malignancies and solid tumors.”

Mr. Piscitelli stated, “The advancements that Celyad is making in its clinical and preclinical CAR-T programs has positioned the company as an exciting company to watch throughout the cell therapy landscape. I believe the opportunity to further leverage the company’s underlying technology platforms and intellectual property provides tremendous opportunities to drive long-term shareholder value.”

Dr. Koehler has more than 20 years of experience in oncology drug development. She currently serves as Chief Medical Officer at Repare Therapeutics. Prior to her current role, she was Chief Medical Officer of Bicycle Therapeutics. She previously served as Vice President of Strategy and Innovation for Pfizer Oncology, spearheading major acquisitions and strategic portfolio decisions. As the Pfizer Oncology Integrated Development Leader, she was integral in the development of IBRANCE® (palbociclib) for the treatment of metastatic breast cancer. Her professional experience includes academic clinical work in Poland, Germany and the United States, and executive positions at AstraZeneca, GlaxoSmithKline and Pfizer.

In addition to her extensive pharmaceutical executive experience, Dr. Koehler is also known for a number of accomplishments in academia, including serving as an associate professor at the University of Pittsburgh and the director of Bone Marrow Transplant at St. Christopher’s Hospital

in Philadelphia. Her advisory roles included scientific and strategic support for NCI1, ASCO2, EORTC3 and Breast Cancer IMPAKT4 Scientific Boards, and the Breast Cancer Research Foundation. She received her M.D. and Ph.D. from the Silesian Medical School in Poland.

Mr. Piscitelli brings more than 20 years of industry experience, including debt and equity financings, in-licensing transactions, acquisitions, marketing partnerships and commercial product launches, including playing a part in the commercials launches of XTANDI® (enzalutamide) and Tarceva® (erlotinib). Since September 2019, Mr. Piscitelli has served as the Chief Financial Officer of ORIC Pharmaceuticals, a publicly traded clinical stage oncology company. Prior to joining ORIC, from 2017 until 2019, he was Chief Financial Officer of AnaptysBio, where he helped raise over $500 million in an IPO and follow-on financings.

From 2012 until 2017, Mr. Piscitelli was Vice President of Finance, Strategy and Investor Relations at Medivation and played a key role in its acquisition by Pfizer Inc. in 2016. Prior to his tenure at Pfizer, he served as Senior Director of Collaborations and Operations Finance at Astellas Pharma. Mr. Piscitelli also served in various roles, and ultimately as the Vice President Treasury & Management Finance, at OSI Pharmaceuticals and played a significant role in their acquisition by Astellas in 2010. Mr. Piscitelli began his career with KPMG and is a certified public accountant. He earned a bachelor’s degree in accounting and an MBA from Hofstra University.

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell-based product candidates and utilizes its expertise in cell engineering to target cancer. Celyad’s CAR-T cell platform has the potential to treat a broad range of solid and hematologic tumors. The company’s lead clinical candidate, CYAD-01, an autologous NKG2D-based CAR-T therapy, is currently being evaluated in several Phase 1 clinical trials to assess safety and clinical activity for the treatment of hematological malignancies, such as acute myeloid leukemia, and solid cancers, such as metastatic colorectal cancer. Celyad is also developing CYAD-101, an investigational, non-gene edited, allogeneic (donor derived) NKG2D-based CAR-T therapy, which is currently being evaluated in a Phase 1 trial for the treatment of patients with metastatic colorectal cancer. Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and New York, NY. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the Nasdaq Global Market, all under the ticker symbol CYAD. Celyad has received funding from the Walloon Region (Belgium) to support the advancement of its CAR-T cell therapy programs.

For more information, please contact:

Celyad Filippo Petti, Chief Executive Officer – investors@celyad.com Alexandrine Hazard, Communications & IR Associate – T: +32(0) 10 39 41 58 – communications@celyad.com
U.S.: LifeSci Advisors Investor Relations: Daniel Ferry – T.: +1 (617) 430 7576 – daniel@lifesciadvisors.com Public Relations: Sara Zelkovic – T.: +1 (646) 876 4933 – sara@lifescicomms.com

[1]	NCI: National Cancer Institute
[2]	ASCO: American Society of Clinical Oncology
[3]	EORTC: European Organisation for Research and Treatment of Cancer
[4]	IMPAKT: IMProving cAre and Knowledge through Translational research

Forward-looking statements

This release may contain forward-looking statements, including statements regarding: the safety and clinical activity of CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series; statements regarding the ongoing and planned clinical development of CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series, including the timing of trials, enrolment, data readouts and presentations; the clinical and commercial potential of CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series; the success of the OptimAb manufacturing system; the ongoing and planned clinical and commercial potential and development of Celyad’s shRNA technology; Celyad’s financial condition, results of operation and business outlook. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the data summarized above are preliminary in nature. There is limited data concerning safety and clinical activity following treatment with the CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series product candidates. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series drug product candidates. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our OptimAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series in the United States and Europe and subsequent commercial success of CYAD-01, CYAD-02, CYAD-100 Series and CYAD-200 Series, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved; the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to maintain and enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing product candidates and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance and the impact of the novel coronavirus, COVID-19, including potential effects on our business, clinical trials, supply chain and manufacturing capabilities. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.